

SUPPL

LEGAL PAPERS

Electric Interconnection

~~Interconexión Electrica S.A. E.S.P.~~ SA

American Depositary Receipts (Level I)

September 2006

Submission Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended

File No. ~~82-34774~~ 82-34786

SIDLEY AUSTIN LLP
SIDLEY

787 Seventh Avenue
New York, New York 10019



SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

September 13, 2006

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of June, July and August of the Year 2006- "Información Eventual" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from May 30 until August 31, 2006).

2. Notice posted on June 1, 2006, whereby Issuer informs the end of the Long Term Fund for Issuer's shares administered by Corredores Asociados S.A. Comisionista de Bolsa.

3. Document posted on June 8, 2006, regarding stockholders' meeting of Issuer's affiliate Flycom Comunicaciones S.A. E.S.P. ("Flycom"). Shareholders were advised that Flycom's net equity has fallen below 50% of subscribed and paid-in capital and is currently under an event of dissolution.

4. Notice posted on June 28, 2006, whereby Issuer informs it has entered the Brazilian energy market through the acquisition of a controlling participation in Companhia de Transmissao de Energia Paulista ("CTEEP").

5. Document posted on June 28, 2006, whereby Issuer issues bank guarantees for the bidding process of CTEEP in Brazil.

6. Letter from Standard & Poor's posted on July 4, 2006, regarding Issuer's purchase of CTEEP.

7. Letter from SUVALOR to the Colombian Securities Commission posted on July 6, 2006, regarding disclosure of a pre-agreed transaction to purchase 57,561 shares of Issuer.

8. Letter from Inversionistas de Colombia, a Colombian stockbroker, to the Colombian Securities Commission posted on July 7, 2006, regarding disclosure of a pre-agreed transaction to purchase 409 shares of Issuer.

9. Letter from Duff & Phelps de Colombia S.A. to the Colombian Securities Commission posted on July 17, 2006, regarding the granting of Triple A (AAA) credit rating to outstanding bond issues placed by Issuer in Colombia.

10. Notice posted on July 18, 2006, whereby Issuer informs its shareholders will receive the second of four scheduled dividend payments on July 19, 2006.

11. Press release posted on July 19, 2006, regarding the purchase process of shares of the CTEEP in Brazil.

12. Document posted on July 24, 2006, regarding Issuer's closing of a $550-million loan with JP Morgan Securities, Inc. and ABN AMRO Bank to pay for the purchase of CTEEP company in Brazil.

13. Document posted on July 26, 2006 regarding Issuer's assumption of 50.1% of the common shares of CTEEP in Brazil.

14. Attachment posted on August 4, 2006 regarding the meeting of the Board of Directors of Issuer No. 639. The document informs that the Board of Directors of Issuer decided to thwart the dissolution event of its affiliate, Flycom.

15. Document posted on August 10, 2006 containing additional information in connection with Board of Directors meeting No.639. The document informs that the Board of Directors of Issuer authorized management to conduct feasibility analysis leading to incorporation, together with its Panamanian homologue ETESA, of a bi-national venture to be headquartered in Panama City.

16. Attachment posted on August 17, 2006, whereby Issuer informs it has been served process of the nullity and redress claim brought by Emgesa S.A. to declare null the invoice presented by Issuer to Emgesa for capacity charges based on CREG Resolutions 077 and 111 of year 2000.

17. Document posted on August 31, 2006, regarding Issuer's granting of a security bond guaranteeing the seriousness of the proposal for the bidding process of the shares that the Government of Peru owns in Transmantaro. The auction will take place in Lima (Peru), on August 31, 2006.

Financial information for the Quarter ending on June 30, 2006.

18. Letter from the Issuer to the Financial Superintendency of Colombia submitting the monthly report of April 2006, regarding the placement of securities by the Issuer in the primary market.

19. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of May 2006, regarding the placement of securities by the Issuer in the primary market.

20. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of June 2006, regarding the placement of securities by the Issuer in the primary market.

21. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended June 30, 2006.

Sincerely yours,



Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Janet E. Miller

SUMMARY OF OTHER RELEVANT INFORMATION

INTERCONEXION ELECTRICA S.A. E.S.P. ISA

Date	Time	Subject	Summary	Attachment
31/08/2006	09:51:02	Granting of securities, bonds Granting of securities, bonds and guarantees in favor of third parties.and guarantees in favor of third parties.	New developments in bank guarantees ordered by ISA.	See attachment
17/08/2006	14:39:13	Issuer's legal issues	ISA has been served process of the nullity and redress claim brought by Emgesa S.A. to declare null	See attachment



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			the invoice presented by ISA to Emgesa for capacity charge based on CREG Resolutions 077 and 111 of 2000.	
10/08/2006	11:08:51	Decisions of the Board of Directors	Management is authorized to conduct feasibility analysis leading to incorporation, together with its Panamanian homologue ETESA, of a bi-national company.	See attachment
04/08/2006	16:58:01	Issuer's legal issues	In regular meeting 639 of August 3rd 2006, the Board of Directors of Interconexión Eléctrica S.A. E.S.P. decided to thwart the dissolution event of its affiliate Flycom Comunicaciones S.A.E .S.P.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

26/07/2006	16:45:35	Investment in other corporations	Interconexión Eléctrica S.A. -ISA- assumed today, in Sao Paulo, Brazil, control of 50.1% of common shares of Compañía de Transmisión de Energía Eléctrica de Sao Paulo -CTEEP-	See attachment
24/07/2006	15:26:54	Issuer's financial issues	ISA closed a US$550-million loan with JP Morgan Securities INC. and ABN AMRO Bank to pay for purchase of CTEEP company in Brazil.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

19/07/2006	17:02:26	Acquisition and/or transfer of securities	To date, ISA has not purchased shares form employees of Compañía de Transmisión de Energía Eléctrica Paulista (CTEEP).	See attachment
18/07/2006	16:34:58	Earnings or Losses Project approved by the Stockholders' Meeting	On Wednesday, July 19th starts the second dividend payment.	See attachment
17/07/2006	16:24:52	Securities rating	Communication 2006035936-000-000 of 10/07/2006	See attachment
17/07/2006	16:24:14	Securities rating	Communication 2006035936-000-000 of 10/07/2006	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

14/07/2006	08:49:38	Pre-agreed operations	On 12-07-06 this Superintendency received information about a pre-agreement scheduled for 19-07-2006, by which agreement a beneficial owner has agreed to purchase 5,367 ISA shares at market price.	N/A
11/07/2006	17:35:52	Pre-agreed operations	On 10-07-06 this Superintendency received information about a pre-agreement scheduled for 17-07-2006, by which agreement a beneficial owner has agreed to purchase 4,529 ISA shares at market price.	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

11/07/2006	17:16:25	Pre-agreed operations	On 07-07-06 this Superintendency received information about a pre-agreement scheduled for 14-07-2006, by which agreement a beneficial owner has agreed to purchase 22,752 ISA shares at market price.	N/A
10/07/2006	12:11:02	Pre-agreed operations	On 04-07-06 this Superintendency received information about a pre-agreement scheduled for 07-07-2006, by which agreement a beneficial owner has agreed to purchase 409 shares at market price.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

06/07/2006	16:06:46	Pre-agreed operations	On 04-07-06 this Superintendency received information about a pre-agreement scheduled for 10-07-2006, by which agreement a beneficial owner has agreed to purchase 57,561 shares at market price.	See attachment
04/07/2006	12:23:34	Media news regarding Securities Issuers	Communication by International Rating Agency Standard & Poor's on occasion of ISA's purchase of Brazilian company CTEEP.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

04/07/2006	10:35:53	Granting of securities, bonds and guarantees in favor of third parties.	Issuing of new guarantees	See attachment
28/06/2006	11:17:36	Granting of securities, bonds and guarantees in favor of third parties.	ISA issues bank guarantee for bid process in Brazil	See attachment
28/06/2006	11:09:57	Investment in other corporations.	ISA enters the Brazilian energy market	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

15/06/2006	15:11:33	Pre-agreed operations	On 15-06-06 this Superintendency received information about a pre-agreement scheduled for el 22-06-2006, by which agreement a beneficial owner has agreed to purchase 2,272 shares at market price.	N/A
08/06/2006	18:43:03	Issuer's legal issues	ISA'S affiliate, Flycom Comunicaciones S.A. E.S.P., under event of dissolution	See attachment
08/06/2006	17:27:14	Pre-agreed operations	On 07-07-06 this Superintendency received information about a pre-agreement scheduled for 12-06-2006, by which agreement a beneficial	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			owner has agreed to purchase 9,359 shares at market price.	
01/06/2006	09:54:35	Notices published by the corporation.	ISA informs the upcoming ending of Fondo de Valores Cerrado de Títulos Participativos de Largo Plazo –Acciones de ISA- (Securities Closed-end Long-term Fund – ISA Shares) administered by Corredores Asociados S.A. Comisionista de Bolsa.	See attachment

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in nine pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as of August 29th 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, August 31st 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

NOTICE

ISA informs the upcoming ending of Fondo de Valores Cerrado de Títulos Participativos de Largo Plazo –Acciones de ISA- (Securities Closed-end Long-term Fund – ISA Shares) administered by Corredores Asociados S.A. Comisionista de Bolsa, due to the expiration of its term, initially established in the Fund's to last until June 30th 2006.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a notice published by ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EVENT OF DISSOLUTION OF FLYCOM COMUNICACIONES S.A. E.S.P.

At Flycom's Stockholders' Meeting held on June 7th 2006, shareholders were advised that the Company's net equity has fallen below 50% of subscribed and paid-in capital, a fact that as provided en Article 457 number 2 of the Code of Commerce, constitutes an event of dissolution and that is further explained by the accumulated losses intrinsic to a process of consolidation in a highly competitive market.

Once aware of the situation, shareholders requested that alternatives be explored to thwart the event of dissolution before the expiration of the term established by the law.

The corporate purpose of Flycom Comunicaciones is the provision of value-added voice and data services for the business community (interconnectivity of offices and business centers and corporate Internet). In 2000 ISA acquired the LMDS (Local Multipoint Distribution Systems) license to provide telecommunication services nationwide through this company, by using wireless technologies as its main transmission medium.

75.04% of Flycom's capital is owned by ISA, 24.95% by First Mark Communications Latinoamerica S.A. (FMCLA) and 0.01% by other investors.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

By the end of 2006, Flycom estimates COL$22,487 million of revenues, equivalent to 26% more than in 2005.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of information regarding Flycom's event of dissolution.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA ENTERS THE BRAZILIAN ENERGY MARKET

- ***ISA acquired a controlling participation in Brazil's major electricity transmission company.***
- ***Through this transaction Grupo ISA strengthened its position as the largest energy transporter in Latin America.***

With an offer close to R$1,194 million (approximately US$535 million) Interconexion Electrica S.A. –ISA-- was awarded today the public bid for 50.1% of common shares of Companhia de Transmissão de Energia Paulista –CTEEP--, a company domiciled in Sao Paulo State. In this way ISA assumes control of the company, thus formalizing its entrance to Mercosur and underscoring its leadership as economic group in Latin America.

The auction conducted by the Sao Paulo Government is of special relevance since the company is Brazil's major electric power transmission company with a network of 11,800 km of transmission lines, 18,300 km of circuitry, 102 substations, 1,800 km of fiber-optic cable, 177 telecommunication stations, one system operation center and three regional operation centers.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

This is the largest transaction ever in ISA's expansion process and it reinforces its position as Latin American leading international electricity transporter with about 29,000 km of transmission lines.

In the process in which ISA overpowered large Brazilian, Italian and Canadian capital companies among others, BBVA Brasil acted as ISA's investment banker

The operation will be financed through loan facilities from foreign banks.

Companhia de Transmissão de Energia Electrica Paulista –CTEEP—participates in the power sector of Sao Paulo, an organism that was restructured and privatized in the second half of the 1990s. As of the end of 2005 The company [sic] The remaining 49.9% of common shares belong to the Sao Paulo State Secretary of Finance, Electrobras and Uniao.

ISA's International Expansion

To Javier G. Gutiérrez P., ISA's General Manager, the award signals a new milestone in the Company's growth strategy, underlines its international presence and adds to its current participation in the Andean Community of Nations –CAN-- and Central America.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Grupo ISA, whose assets by the end of 2005 stood at US$2,571 million, is the largest international transporter of electric energy in Latin America and is present in the Andean Community of Nations –CAN-- through its parent company ISA and its power sector affiliates Transelca, Red de Energia del Peru –REP--, ISA Peru, ISA Bolivia and XM, Compañia de Expertos en Mercados, and Flycom Comunicaciones and INTERNEXA in the telecommunications sector.

Grupo ISA is also a partner of Empresa Propietaria de la Red -EPR-, the entity working in Central America to operate a 1,830km grid in the region's six countries.

It has international interconnections linking Colombia with Ecuador and Venezuela and Peru with Ecuador, it is working to make viable international connections between Peru and Bolivia and between Colombia and Panama, and is currently building a 1,000km power corridor between Colombia's central region and the Atlantic Coast.

ISA's latest move in the international field took place last May when together with Empresa de Energia de Bogota reached an agreement with Canadian HQI for the acquisition of this company's 57% participation in Consorcio TransMantaro S.A., a power transmission company located in Peru. This operation, worth US$ 67 million, shall materialize once all necessary governmental approvals are obtained.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of information regarding ISA's entry to the Brazilian energy market.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

AFFILIATE OR PROJECT	AMOUNT	PURPOSE OF THE GUARANTEE	TERM
CTEEP Public Bidding	R$755,652,969.45	Guaranteeing seriousness of proposal presented in CTEEP's bidding process.	From 28/06/06 To 18/09/06

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of information regarding ISA's guarantees.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

BANK GUARANTEE GRANTED BY ISA

AFFILIATE OR PROJECT	AMOUNT	PURPOSE OF THE GUARANTEE	TERM
CTEEP Public Bidding	R$755,652,969.45 (Brazilian Reais)	Guaranteeing seriousness of proposal presented in CTEEP's bidding process.	From 28/06/06 To 18/09/06

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of information regarding ISA's guarantees.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Standard & Poor's **RATINGS DIRECT**

INVESTIGACIÓN

Actualización de Investigación: La Calificación 'BBB' para el Crédito Corporativo en Moneda Local de Interconexión Eléctrica ha sido Puesta bajo Alerta Negativa con Motivo de Adquisición

Fecha de Publicación: 24 de febrero de 2006

Analista de Crédito Principal: Fabiola Ortiz, Ciudad de México (52) 55-5081-4449;

fabiola_ortiz@standardandpoors.com

Analistas de Crédito Secundarios: Luis Manuel Martínez, Ciudad de México

(52) 55-5081-4462;

luis_martinez@standardandpoors.com

José Coballasi, Ciudad de México

(52) 55-5081-4414;

jose_coballasi@standardandpoors.com

Calificación Crediticia:

Moneda Local	BBB/Observación Negativa/--
Moneda Extranjera	BB/Positiva/--



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Justificación

El 30 de junio de 2006 Standard & Poor's Ratings Services colocó su calificación BBB para el crédito corporativo en moneda local de Interconexión Eléctrica S. A. E. S. P. (ISA) bajo *CreditWatch* con implicaciones negativas, después de que la empresa adquiriera una mayoría del 50.1% en la Companhia de Transmissão de Energia Paulista (CTEEP, sin calificación) por cerca de US$540 millones. CTEEP es la principal compañía de transmisión eléctrica de Brasil. Está localizada en el estado de Sao Paulo y tiene aproximadamente 11.800 kilómetros de líneas de transmisión. Durante los 12 meses terminados el 31 de marzo de 2006, CTEEP reportó US$543 millones de ingresos, y un EBITDA de aproximadamente US$283 millones.

En opinión nuestra, la adquisición de CTEEP refleja los continuos esfuerzos de ISA por obtener una diversificación geográfica y capitalizar las oportunidades de crecimiento en la región. Sin embargo, el *CreditWatch* negativo refleja nuestra preocupación de que la adquisición sólo tenga como resultado un mayor endeudamiento que podría debilitar el perfil financiero de la empresa. Se espera que parte de la adquisición de CTEEP será financiada con deuda. Reafirmamos la calificación 'BB' en moneda extranjera reflejando nuestra expectativa de que la rebaja estará limitada a un nivel.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Standard & Poor's monitoreará los desarrollos relacionados con el proceso de adquisición y cualesquier planes de financiación asociados, y resolverá el *CreditWatch* después de evaluar el efecto que tendrá la adquisición en el perfil de riesgo de la compañía. En particular, nos enfocaremos en la evaluación del endeudamiento de la compañía, así como en su capacidad de generar flujos de efectivo adecuados y de mantener indicadores rentabilidad consistentes con la categoría de calificación grado de inversión.

Las calificaciones de ISA reflejan su posición dominante en el Sistema de Transmisión Nacional colombiano, su importancia estratégica para la República de Colombia, su monopolio natural, y la propiedad del gobierno. Estas fortalezas están mitigadas por los riesgos de operar en el ambiente político y económico de Colombia, el riesgo cambiario relacionado con su deuda denominada en moneda extranjera, y su mayor exposición a economías más volátiles.

Lista de Calificaciones

Calificación Puesta en *CreditWatch* Negativo

	A	De
Interconexión Eléctrica S. A. E. S. P.		
Calificación crediticia corporativa en ML	BBB/Watch Negativo/--	BB/Estable/--

Calificación reafirmada

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Calificación crediticia corporativa en ME BB/Positiva/--

La información completa sobre las calificaciones está disponible para los suscriptores de RatingsDirect, el sistema de análisis de crédito en la Red de Standard & Poor's en el sitio www.ratingsdirect.com; Todas las calificaciones afectadas por esta acción de calificación pueden encontrarse en el sitio Web público de Standard & Poor's www.standardandpoors.com; bajo Calificaciones Crediticias en la barra de navegación de la izquierda seleccione "Hallar una Calificación" y luego "Búsqueda de Calificaciones Crediticias".

Los servicios de análisis de Standard & Poor's Ratings Services (Ratings Services) son el resultado de actividades separadas diseñadas para conservar la independencia y objetividad de las opiniones sobre calificaciones. Las calificaciones de crédito y las observaciones contenidas en el presente documento son solamente declaraciones de opinión y no declaraciones de hechos ni recomendaciones para comprar, conservar o vender ningún título valor ni para tomar ninguna otra decisión de inversión. Por lo tanto, ningún usuario de la información contenida en el presente documento deberá basarse en una calificación de crédito u otra opinión contenida en el presente documento al tomar una decisión de inversión. Las calificaciones están basadas en información recibida por Ratings Services. Otras divisiones de Standard & Poor's pueden tener información que no está disponible para Ratings Services. Standard & Poor's ha

establecido políticas y procedimientos para mantener la confidencialidad de la información no pública recibida durante el proceso de calificación.

Ratings Services recibe compensación por sus calificaciones. Dicha compensación es generalmente pagada o por los emisores de dichos títulos valores o por terceros que participan en su mercadeo. Aunque Standard & Poor's se reserva el derecho de divulgar la calificación, no recibe ningún pago por hacerlo, exceptuando las suscripciones a sus publicaciones. Información adicional sobre nuestras tarifas de calificaciones se puede obtener en www.standardandpoors.com/ratingsfees.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

==

REPÚBLICA DE COLOMBIA

MEDELLÍN, ANTIOQUIA

DECLARACIÓN

La suscrita, **ANA LUCIA URIBE DE R.,** Traductora Oficial e Intérprete para la República de Colombia, con Licencia del Ministerio de Justicia de Colombia otorgada mediante Resolución No. 3157 del 20 de noviembre de 1989, debidamente registrada y calificada para actuar como tal, declara por la presente, que la anterior es una traducción completa y veraz en cinco páginas de la Actualización de la Investigación sobre Interconexión Eléctrica S. A. E. S. P. realizada por Standard & Poor's

EN TESTIMONIO DE LO CUAL, firmo y estampo mi Sello Oficial en la ciudad de Medellín hoy 29 de agosto de 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

STANDARD & POOR'S RATINGSDIRECT

RESEARCH

Research Update: Interconexion Electrica 'BBB' LC Corp Credit Rating Placed On Watch Negative Re: Acquisition

Publication date: 30-Jun-2006
Primary Credit Analyst: Fabiola Ortiz, Mexico City (52) 55-5081-4449; fabiola_ortiz@standardandpoors.com
Secondary Credit Analysts: Luis Manuel Martinez, Mexico City (52) 55-5081-4462; luis_martinez@standardandpoors.com
Jose Coballasi, Mexico City (52)55-5081-4414; jose_coballasi@standardandpoors.com

	Local Currency	Foreign Currency
Credit Rating:	BBB/Watch Neg/--	BB/Positive/--

Rationale

On June 30, 2006, Standard & Poor's Ratings Services placed its 'BBB' local currency long-term corporate credit rating on Interconexion Electrica S.A. E.S.P. (ISA) on CreditWatch with negative implications, following the company's acquisition of a 50.1% controlling stake in Companhia de Transmissão de Energia Paulista (CTEEP; not rated) for about $540 million. CTEEP is the main electric transmission company in Brazil. Located in the state of Sao Paolo, it has roughly 11,800 kilometers of transmission lines. For the 12 months ended March 31, 2006, CTEEP posted $543 million in revenues, and an EBITDA of about $283 million.

In our opinion, the acquisition of CTEEP reflects ISA's continuous efforts to pursue geographic diversification and to capitalize growth opportunities throughout the region. However, the negative CreditWatch listing reflects our concern that the acquisition could also derive in higher leverage that could weaken the company's financial profile. It is expected that part of the CTEEP acquisition will be financed with debt. The 'BB' foreign currency rating is affirmed and reflects our expectation that the downgrade would be limited to one notch.

Standard & Poor's will monitor developments related to the acquisition process and any associated financing plans, and will resolve the CreditWatch after assessing the effect that the acquisition will have on the company's risk profile. In particular, we will focus on the evaluation of the company's indebtedness, as well as on its ability to generate adequate cash flow streams and to maintain profitability indicators consistent with the investment-grade rating category.

The ratings on ISA reflect the company's dominant position in Colombia's National Transmission System, its strategic importance for the Republic of Colombia, its natural monopoly, and the government's ownership. These strengths are mitigated by the risks of operating in the economic and political environment of Colombia, foreign-exchange risk related to its foreign-currency-denominated debt, and its increased exposure to more volatile economies.

Ratings List

Rating Placed On CreditWatch Negative

Interconexion Electrica S.A. E.S.P.

	To	From
LC corp credit rating	BBB/Watch Neg/--	BBB/Stable/--

Rating affirmed

FC corp credit rating	BB/Positive/--

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.

SUVALOR **COMISIONISTA DE COLOMBIA** **009337**

Medellin, June 30th 2006

Ms.

LUZ STELLA DIAZ SILVA

Chief of Securities Market Access

COLOMBIAN FINANCIAL SUPERINTENDENCE

Calle 7ª # 4-49

Bogota D.C.

Sticker:

	Colombian Financial Superintendency	Barcode:	2006034521-000-000
Procedure:	202 TRANSFER REPORT	Date: 04/07/2006	02:37 PM
Doc. Type:	50- REQUEST PRESENTATION	Attachments: NO	Pages: 00001
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0211
Sender	0085-000022-COMPAÑIA SURAMERICANA		
Addressee:	161000-INTERMEDIARIES DIRECTION		
Telephone:	594 02 00		



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Subject:	0085-00022	SUVALOR Stockbroker
	202	Transfer of Shares
	50	Request / Presentation
		No Attachments

Dear Ms. Luz Stella:

Pursuant to the provisions of Article Three of Resolution 157 of March 15th 2002 of the Securities Commission, adding the Fourth Part to Resolution 1200 of 1995, "Of the sound uses and practices of the securities market", we hereby inform that an operation by the same beneficial owner will be carried out, according to the provisions of Article 1.2.1.3 of Resolution 400 of 1995, and it is thus disclosed to the Colombian Financial Superintendence in compliance with the provisions of the Second Paragraph of article 4.1.1.1 of the resolution mentioned.

INTENDED OPERATION TYPE: Transfer of shares

SHARES TO BE TRADED: 18,444 of Bancolombia , 10,176 of Cementos Argos, 2,886 of Colinvers, 5,934 of Corficolf, 11,413 of Chocolates, 111,678 of Inverargos, 57,561 of I.S.A., 6,129 of Promigas, and 32,796 of Sumaminv, all of which are listed with the Colombian Stock Exchange.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

SELLER: Mr. Armando Arrazola Madrid, with Colombian ID No. 832503

PURCHASERS: Messrs. Armando Arrazola Samudio, Arturo Arrazola Samudio, and Belinda Arrazola Samudio, identified respectively with Colombian Citizenship IDs 19322444, 8661983, and 32636503.

BASE PRICE: Initial sale price of shares shall be that of market.

OPERATION DATE: Operation is to be conducted on July 10th 2006.

This operation will be carried out among persons making up a single beneficial owner, because the seller is the purchasers' father.

Further information shall be provided upon request.

Cordially,

Juan David Mejia Gutierrez

General Secretary National Manager

Customer attention center: 01 800 051 3090. Nit: 800.128

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter to the Colombian Financial Superintendency from SUVALOR – COMISIONISTA DE COLOMBIA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INVERSIONISTAS DE COLOMBIA

Stockbrokers

Medellin, August 29th 2006

Mr.

Vladimir Alexander Moncada Camac

Securities Intermediary Directory

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 # 4-49

Bogota

Sticker:

	Colombian Financial Superintendency	Barcode:	2006034581-000-000
Procedure:	454 INFORMATION REQUEST	Date: 04/07/2006	04:16 PM
Doc. Type:	50- REQUEST PRESENTATION	Attachments: YES	Pages: 00004
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0406
Sender	0085-000042-INVERSIONISTAS DE COLOMBIA		



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Addressee:	161000-INTERMEDIARIES DIRECTION	
Telephone:	594 02 00	28/07/2006

Subject: Register of Excluded Operations

085042	Inversionistas de Colombia S.A.
454	Sporadic information request
4	Pages

Dear Sir,

We hereby comply with due information disclosure regarding transfer operation by the same beneficial owner of shares listed with Colombia's Stock Exchange, SURAMINV, ISA and PAZRIO.

Inversionistas de Colombia S.A. will carry out the following operations involving SURAMINV shares at market price in the following numbers, and among the following persons:

Purchasers	Citizenship ID	Number
ELISA ORDUZ ROBLEDO	970202-13934	150
Sellers	Citizenship ID	Number
MARY ANN ROBLEDO PARRA	42966940	150

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Inversionistas de Colombia S.A. will carry out the following operations with ISA shares at market price, in the following numbers, and among the following persons:

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a letter to the Colombian Financial Superintendency from Inversionistas de Colombia.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A. PBX: 347 45 73

Sociedad Calificadora de Valores Fax: 347 45 74

Bogotá, July 7th 2006

Sticker:

	Colombian Financial Superintendency	Barcode:	2006035936-000-000
Procedure:	053 RATING REPORTS	Date: 10/07/2006	04:45 PM
Doc. Type:	50- REQUEST SUBMITTAL	Attachments: NO	Pages: 00002
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0625
Sender	0084-000001-DUFF&PHELPS DE COLOMBIA		
Addressee:	141000-Market Access Division		
Telephone:	594 02 00		01/08/2006

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

Colombian Financial Superintendency

Calle 7 No. 4-49

Bogota, D.C.

ENTITY:	084001
PROCEDURE:	053 RATINGS REPORTS
ACTIVITY:	31 INFORMATION SUBMITTAL
ATTACHMENTS:	00
PAGES:	02

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Dear Ms. Jeannette,

We hereby inform you that in today's meeting, the Board of Directors of Duff & Phelps de Colombia S.A., after conducting corresponding study and analysis for the special revision of the following bond issues carried out by INTERCONEXIÓN ELÉCTRICA S.A. – ISA S.A. E. S. P.:

$180,000 million bond issue – 1999

$130,000 million bond issue – 2001

$850,000 million bond program -

decided to uphold the AAA rating previously given and to assign a negative perspective. Such rating means issues of the highest credit quality. Risk factors are virtually nonexistent.

By assigning a perspective to a rating, Duff & Phelps de Colombia indicates the direction where a rating can move along a period of one to two years. The perspective may be positive, stable or negative. Positive or negative perspectives do not necessarily mean that the rating will be inevitably changed.

The awarding of a negative perspective to the rating obeys to the possibility of a substantial increase in the company's debt, resulting from the financing of the recent acquisition of 50.1% of common shares of Companhia de Transmissão de

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Energia Paulista -CTEEP- worth US$535 million. Initially, such funds will be funded against ISA's balance sheet until ISA Capital do Brasil, the vehicle through which ISA has conducted the transaction, formalizes a loan of about US$350 million.

The amount mentioned could be higher since in the second stage of the transaction, the seller of CTEEP's control is required to offer to CTEEP's employees 10% of the company's capital, including common and preferred shares; the new controlling shareholder must then reimburse the Government of São Paulo the discount over the common shares offered to the employees. The new controlling shareholder commits to purchase at the end of the offer any common shares not acquired by the employees at the minimum price set. The offer to the employees will be made between July and August of 2006, and it will be settled in September.

Additionally, the transaction has a further third stage, to be concluded not later than in November 2006, in which the new controlling shareholder must conduct a public tender offer to purchase the remaining shares held by the other shareholders.

ISA Capital do Brasil is currently under negotiations to find a partner who will contribute part of the funds necessary for the second and third stages of the transaction. Should such a partner not be found, ISA must assume all payments.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Although Duff & Phelps de Colombia is of the opinion that the transaction is a positive step towards ISA's regional consolidation specially given that CTEEP is a high-quality and profitable company, the size of financing needed, its structuring, and ISA's final participation in the business, may all result in a weakened credit profile.

In giving the ratings mentioned above, we maintain the rationale for the rating of 1999 and 2001 issues ratified in March of 2006 as well as the rating for the bond program ratified in December of 2005.

Truly yours,

(signed)

GLAUCIA CALP

Senior Director

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of a rating from Duff & Phelps de Colombia dated July 7th 2006

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA'S SHAREHOLDERS WILL RECEIVE THEIR SECOND DIVIDEND PAYMENT

This Wednesday, July 19th, ISA's shareholders will receive the second of the four scheduled dividend payments. Payment is made in compliance with the decision of the Stockholders' Meeting held on March 27th 2006 approving a dividend of COL$120 per share payable in four quarterly installments.

Who can collect dividends?

Every shareholder who as of July 5th, that is prior to the exdividend period (the period between the dividend payment date and ten (10) stock exchange business days immediately before) appears as holder of shares is entitled to dividend payment on July 19th. The exdividend period for this payment starts on July 5th and ends on July 18th 2006.

For further information shareholders can call toll free to 01 8000 11 5000. From Medellín dial 360 24 72.

Since uncollected dividends do not earn any return nor interest, ISA invites its shareholders to collect their dividends timely.

INVESTING MORE IN LIFE. ISA, ENERGY AND TELECOMMUNICATIONS



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a news release regarding payment of dividends to ISA shareholders.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

PURCHASE PROCESS OF SHARES AT

COMPANHIA DE TRANSMISSÃO DE ENERGIA PAULISTA -CTEEP-

According to Edital SF/001/2006, through which capital stock of CTEEP-Compañía de Transmisión de Energía Eléctrica Paulista- is transferred, the sale process is divided into several stages:

The first stage comprises purchase of Control Block, which was reported as "Other Relevant Information" on June 28th 2006.

The second stage comprises purchase of shares remaining after sale of shares to CTEEP's employees.

Employees are offered 10% of CTEEP's capital stock through preferential offer, according to proceedings described in the Edital and in the Prospect of Offer to Employees. The new controlling shareholder (ISA CAPITAL DO BRASIL LTDA) of CTEEP is required to purchase any common shares that remain unsold after the Offer to Employees at the minimum auction price of R$24.11 per 1,000 shares, to be paid on demand in full to respective sellers in national legal tender (Reais) on the date stated in the timetable, as provided in the Instructions Manual. According to the initial schedule, the deadline to start this sale process of shares to employees is July 21st.

Once ISA is advised of the number of shares to be sold by the staffers of CTEEP, it will disclose pertaining information.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a description of the Purchase Process of Shares at COMPANHIA DE TRANSMISSÃO DE ENERGIA PAULISTA -CTEEP-.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA closed a US$550-million loan with JP Morgan Securities INC. and ABN AMRO Bank to pay for purchase of CTEEP company in Brazil. ISA will assume US$200 million that will be syndicated in the international banking market; ISA CAPITAL DO BRASIL will assume the remaining balance. Once restructured, repayment to banks will start.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a news regarding closing of loan from JP Morgan Securities INC. and ABN AMRO Bank to ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

Today, in Sao Paulo, Brazil, Interconexión Eléctrica S.A. -ISA- assumed control of 50.1% of common shares of Compañía de Transmisión de Energía Eléctrica de Sao Paulo -CTEEP- by paying R$1,194 million (approximately US$535 million) it had committed to pay after winning public bid of the Sao Paulo State on June 28th.

This block of shares, formerly held by the government of Sao Pualo, allows ISA control of the company, since they constitute 21% of total capital.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding ISA's control of COMPANHIA DE TRANSMISSÃO DE ENERGIA PAULISTA -CTEEP-.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

In regular meeting 639 of August 3rd 2006, the Board of Directors of Interconexión Eléctrica S.A. E.S.P. decided to thwart the dissolution event of its affiliate Flycom Comunicaciones S.A. E.S.P. . For such matter, ISA will capitalize the amounts due which will be determined during the next 30 days.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding Flycom's dissolution event.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

OTHER RELEVANT INFORMATION

In its August 3rd 2006 meeting, the Board of Directors of Interconexion Electrica S.A. E.S.P., authorized the management to conduct feasibility analysis leading to incorporation, together with its Panamanian homologue ETESA, of a bi-national venture to be headquartered in Panama City. ISA and ENTESA shall each have 50% stake in the new venture.

Facilitating not only concession request procedures of the Panamanian leg of the Panama-Colombia interconnection, but also relations with the Inter-American Development Bank – the multinational donor of funds for implementing due feasibility studies – and in general, analysis of the project's future development options, stand as the main purposes of the incorporation of this company.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of other relevant information regarding viability analysis of establishing a bi-national company in Panama.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ATTACHMENT

ISA has been served process of the nullity and redress claim brought by Emgesa S.A. E.S.P. before the Administrative Tribunal of Cundinamarca - Frist Section against ISA, the State (Ministry of Mines), CREG and ISA to declare null the invoice presented by ISA to Emgesa for capacity charge based on CREG Resolutions 077 and 111 of 2000, and the resolution rejecting appeal. The amount claimed exceeds eight thousand four hundred and five million one hundred and forty thousand pesos ($8,405,140,000). According to the legal and technical analysis conducted by ISA and as stated in the analysis of 126 similar claims previously reported, there are enough grounds for considering that the company will be released.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of an attachment regarding a Nullity and Redress Claim served to ISA.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 29th 2006.



ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

AFFILIATE OR PROJECT	AMOUNT	PURPOSE OF THE GUARANTEE	TERM
Auction of shares of Consorcio Transmantaro S.A. owned by ETECEN in Perú.	US$300,000.00	Guaranteeing seriousness of proposal for auction of shares to be conducted in Lima, Peru, on August 31st by PROINVERSION.	From 31/08/06 To 03/01/07

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of information regarding ISA's guarantees.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, August 31st 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

0020-2

Ms
JEANNETTE FORIGUA ROJAS
Delegate for Supervisory
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on April, 2006

Dear Ms. Jeannette:

In compliance with article 5 from the Resolution 0205 of February 18, 2004 of the former Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, we are sending the following information:

- Six (6) filled-out forms that correspond to the bond issuances of ISA's currently standing in the primary market up to April 30, 2006.
- Electronic copy of the consolidated information of the financial intermediaries and buyers of the first lot, tranche 4 of the ISA's bond offering program placed in the local market on April 7, 2006.
- Certification issued by the Legal Representative and the independent auditor regarding the resources obtained by Interconexión Eléctrica S.A. E.S.P., through the placement of the first lot, tranche 4 of the ISA's bond offering program that took place on April 7, 2006.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 – 1210 – 9999

Investing more in people's life. ISA, Energy and Telecommunications

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: APRIL** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIÉRREZ P.
(20) **GENERAL MANAGER** **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: APRIL** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $108,865,000,000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 (D) 12 (M) 2004 (Y) ENDING DATE 7 (D) 12 (M) 2019 (Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Securities [ ] Mixed

(6) TOTAL ISSUED $98.286.891.094
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $98,286,891,094

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $98,286,891,094

The total accrued outstanding amount decreased in COP$ 107.431.939.116, since the bonds due April 13, 2006, expired and were repaid. In addition, the amount increased in COP$ 1.523.313.058 due to the annual interest capitalization, as established in the

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIÉRREZ P.
(20) GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: APRIL** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000 SERIES ISSUED 1
No OF TITLES ISSUED: 1 NOMINAL VALUE $130.000.000.000
INITIAL VALUE $130.000.000.000

(7) **PLACEMENT TERM** INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130.000.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

CESAR AUGUSTO RAMIREZ ROJAS
(20) **GENERAL MANAGER** **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market



I.

ISSUER NAME:	INTERCONEXIÓN ELÉCTRICA S.A. ESP		
DATE OF REPORT:	MONTH: APRIL	YEAR: 2006	
SUPERVALORES RESOLUTION	No 0205 MONTH APRIL	YEAR: 2006	PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 05 MONTH 04 YEAR 2006
REGULAR FILING	EARLY *	PRIMARY MARKET	OTC MARKET
TYPE OF SECURITY ISSUED:	Common bond Mortgage bond Risk bond	Public bonds	Securities issued in securitization process
NATURE OF SECURITY ISSUED:	Negotiable instrument Mixed	Securities	

TOTAL ISSUED	$118.500.000.000	SERIES ISSUED	1			
No OF TITLES ISSUED:	1	NOMINAL VALUE	$118.500.000.000			
INITIAL VALUE	$118.500.000.000					

PLACEMENT TERM INITIAL DATE 7 / 4 / 2006 (D M Y) ENDING DATE 7 / 4 / 2026 (D M Y)

II.

PLACEMENT INFORMATION

AMOUNT PLACED IN THE MONTH: TOTAL ACCRUED OUTSTANDING: $118.500.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	*AMOUNT $*	*TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	*% PLACED*	*% PENDING*	DATE OF NOTICE *(D/M/Y)*
TOTAL							

DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	PLACED $	BUYERS	PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
TOTAL		TOTAL	

JAVIER G. GUTIÉRREZ P.

GENERAL MANAGER **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 47170-T

* **NOTE:** In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

Consolidated information on the buyers of the bonds issued by ISA
First lot, Tranche 4 of the ISA's Bond Offering Program of Internal Public Debt
DEPÓSITO CENTRALIZADO DE VALORES - DECEVAL
Date of the public offering: April 7, 2006

INVESTOR	TITLE	KIND OF SECURITY	FUNGIBLE	DATE OF TRADING	OPERATION NUMBER	TYPE OF TRASACTION	MECHANISM
1430 - FONDO DE CESANTIAS SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,026	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
1449 - FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,008	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
1449 - FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,007	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
1452 - FONDO VOLUNTARIO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,027	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
1455 - FONDO DE PENSIONES HORIZONTE	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,012	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,022	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,023	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,024	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,025	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,013	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,014	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,015	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
18657 - FONDO DE PENSIONES SANTANDER	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,016	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
22680 - BANCOLOMBIA - BOGOTA	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,009	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
22680 - BANCOLOMBIA - BOGOTA	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,010	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
22680 - BANCOLOMBIA - BOGOTA	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,011	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,004	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	12,006,040,700,005	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	12,006,040,700,006	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	12,006,040,700,018	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	12,006,040,700,019	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	12,006,040,700,020	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
7 - BANCOLOMBIA S.A.	COI15BP00124	PUBLIC BOND	1	20060407	12,006,040,700,021	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA
48037 - CAXDAC - VEJEZ	COI15BP00124	PUBLIC BOND	1	20060407	2,006,040,700,017	PRIMARY MARKET	BOLSA COLOMBIA - ADM. SUBASTA

TYPE OF TRADING	LIQUIDATION - CASH	LIQUIDATION - INSTALLMENTS	DATE REFERENCE	OPERATION NUMBER REFERENCE	TOTAL VALUE	TOTAL VALUE - VALUATION	TOTAL AMOUNT	TOTAL AMOUNT AVAILABLE
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	819	1,500,000,000	1,500,000,000	1,500,000,000	1,500,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	809	12,000,000,000	12,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	157	12,000,000,000	12,000,000,000	24,000,000,000	24,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	818	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	123	6,000,000,000	6,000,000,000	6,000,000,000	6,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	814	10,000,000,000	10,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	815	10,000,000,000	10,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	816	10,000,000,000	10,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	817	5,000,000,000	5,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	139	10,000,000,000	10,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	140	10,000,000,000	10,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	141	10,000,000,000	10,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	142	5,000,000,000	5,000,000,000	70,000,000,000	70,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	810	1,000,000,000	1,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	811	1,000,000,000	1,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	812	1,000,000,000	1,000,000,000	3,000,000,000	3,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	282	1,000,000,000	1,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	LIBRE_DE_PAGO	LIBRE_DE_PAGO	20060407	285	1,000,000,000	1,000,000,000	-	-
REGISTER FOR PLACEMENT ON PRIMARY MARKET	LIBRE_DE_PAGO	LIBRE_DE_PAGO	20060407	286	1,000,000,000	1,000,000,000	3,000,000,000	3,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	2290	3,000,000,000	3,000,000,000		
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	2291	2,000,000,000	2,000,000,000		
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	2292	2,000,000,000	2,000,000,000		
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	2293	2,000,000,000	2,000,000,000	9,000,000,000	9,000,000,000
REGISTER FOR PLACEMENT ON PRIMARY MARKET	DVP	DVP	20060407	813	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000
					$118,500,000,000	$118,500,000,000.00	$118,500,000,000.00	$118,500,000,000.00

TOTAL AMOUNT TO BE CLEARED	BLOCKED AMOUNT	DATE OF ISSUING	DATE OF MATURITY	INTEREST RATE	PAYMENT OF INTEREST	INTEREST PAYABLE	SPREAD	CURRENCY
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS
0	0	07/04/2006	07/04/2026	IPC	ARREARS	SEMIANNUAL	4.58	PESOS

Informatión of the Traders for the First Lot, Tranche 4 of the ISA's Bond offering Program of Internal Public Debt

TRADER	Total amount placed (Millión of COP)
Corficolombiana S.A.	62,000
Correval S.A.	53,500
Helm Securities S.A.	3,000
Total	**118,500**

1210-42

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
FINANCIAL SUPERINTENDENCY OF COLOMBIA
Fax: (1) 350 57 07
4-49 7th Street
Bogotá, D.C.

Subject: 260 034 Internal Public Debt Program for ISA
180 Public Offering in the Primary Market
05 Certification

Dear Ms. Luz Stella:

In compliance with article 1.2.6.2. from the Resolution 400 of 1995, issued by the General Council of the former Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, and for the purpose of complying with article 5, numeral 5 from the Resolution 0205 as of February 18, 2004, issued by this Commission, we hereby certify that the proceeds obtained by Interconexión Eléctrica S.A. E.S.P., through the placement of the first lot, tranche 4 of the ISA's bond offering program that took place on April 7, 2006, reached a total amount of one hundred and eighteen thousand five hundred million Colombian pesos ($118,500,000,000).

This certification is issued in Medellin, on April 26, 2006.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: 1220

(PRICE WATERHOUSE COOPERS LETTERHEAD)

PricewaterhouseCoopers Ltda.
Carrera 43 A 14-27, 9th Floor
Air Mail 81164 Envigado
Phone: 266 29 33

121678

CERTIFICATE OF THE STATUTARY AUDITOR

To the General Manager of
Interconexión Eléctrica S.A. E.S.P. "ISA"

April 24, 2006.

Acting in my capacity of Statutory Auditor for Interconexión Eléctrica S.A. E.S.P. "ISA", company identified with NIT 860.016.610-3 and in order to comply with article 1.2.6.2. from the Resolution 400 of 1995 and with article 5 from the Resolution 0205 of February 18, 2004, both issued by the former Colombian Securities and Exchange Commission, today Financial Superintendency of Colombia, I hereby certify accordingly to the accounting records and accounting supporting material number 800000740 and 800000741 as of April 7, 2006, that the company registered in its accounting books a liability due to a bond offering for a total amount of $118,500,000,000.

These accounting records are being reviewed by me, in accordance with auditing standards generally accepted in Colombia, with the purpose of issuing an opinion on the financial statements of the company as of December 31, 2006, in order to determine if such financial statements present fairly the financial position and the result of its operations in conformity with accounting principles and practices generally accepted in Colombia for companies under the surveillance of the Colombian General Accounting Office. As a result, under the circumstances, I am not in the position of issuing an opinion on the reasonability of such accounting records, and consequently I do not issue such opinion.

This certification is issued at the request of the Company's management in order to comply with the request for information made by the Financial Superintendency of Colombia, and shall not be used for any other purpose, nor shall be distributed to third parties.

Yours truly,

(Original document duly signed)

Carlos Enrique Gordillo B.
Statutary Auditor
Professional Register 33537-T

0020-2

Ms
JEANNETTE FORIGUA ROJAS
Delegate for Supervisory
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on May, 2006

Dear Ms. Jeannette:

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the May 2006 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 – 1210 – 9999

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market



I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: MAY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000

No OF TITLES ISSUED: 1 SERIES ISSUED 2

INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MAY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $150,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MAY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $108,865,000,000
SERIES ISSUED 1
NOMINAL VALUE $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 12 2004 (D M Y) ENDING DATE 7 12 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	*AMOUNT $* (10)	*TERM (MONTHS)* (11)	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	*% PLACED* (12)	*% PENDING* (13)	*DATE OF NOTICE (D/M/Y)* (14)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	**PLACED $** (17)	**BUYERS**	**PURCHASED $** (18)
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MAY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $98,286,891,094
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $98,286,891,094

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________ (9) TOTAL ACCRUED OUTSTANDING: $98,286,891,094

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MAY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $130,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA

FINANCIAL SUPERINTENDENCY

Monthly report on placement of securities issued in the primary market



I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

DATE OF REPORT: MONTH: MAY YEAR: 2006

SUPERVALORES RESOLUTION No 0205 MONTH APRIL YEAR: 2006

PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 05 MONTH 04 YEAR 2006

REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Public bonds [X] Securities issued in securitization process [ ]

NATURE OF SECURITY ISSUED: Negotiable instrument Mixed Securities

TOTAL ISSUED	$118.500.000.000	SERIES ISSUED	1
No OF TITLES ISSUED:	1	NOMINAL VALUE	$118.500.000.000
INITIAL VALUE	$118.500.000.000		
PLACEMENT TERM	INITIAL DATE 7 / 4 / 2006 (D M Y)	ENDING DATE	7 / 4 / 2026 (D M Y)

II.

PLACEMENT INFORMATION

AMOUNT PLACED IN THE MONTH: TOTAL ACCRUED OUTSTANDING: $118.500.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	*AMOUNT $*	*TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	*% PLACED*	*% PENDING*	*DATE OF NOTICE (D/M/Y)*
TOTAL							

DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	**PLACED $**	**BUYERS**	**PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
TOTAL		**TOTAL**	

JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

Ms
JEANNETTE FORIGUA ROJAS
Delegate for Supervisory
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on June, 2006

Dear Ms. Jeannette:

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing six (6) filled-out forms that correspond to the June 2006 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

CÉSAR AUGUSTO RAMÍREZ ROJAS
First Alternate of the General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 – 1210 – 9999

Investing more in people's life. ISA, Energy and Telecommunications

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JUNE** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100,000,000,000 NOMINAL VALUE $100,000,000,000
(7) **PLACEMENT TERM** INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

CESAR AUGUSTO RAMIREZ ROJAS
(20) **GENERAL MANAGER** **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JUNE** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $150,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $150,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) CESAR AUGUSTO RAMIREZ ROJAS
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: JUNE** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1 SERIES ISSUED 1
INITIAL VALUE $108,865,000,000 NOMINAL VALUE $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
CESAR AUGUSTO RAMIREZ ROJAS
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $98,286,891,094
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $98,286,891,094

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________ (9) TOTAL ACCRUED OUTSTANDING: $98,286,891,094

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

CESAR AUGUSTO RAMIREZ ROJAS
(20) **GENERAL MANAGER** — **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE $130,000,000,000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 (D) 7 (M) 2001 (Y) ENDING DATE 16 (D) 7 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
CESAR AUGUSTO RAMIREZ ROJAS
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market



I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

DATE OF REPORT: MONTH: JUNE YEAR: 2006

SUPERVALORES RESOLUTION No 0205 MONTH APRIL YEAR: 2006

PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 05 MONTH 04 YEAR 2006

REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

NATURE OF SECURITY ISSUED: [ ] [ ] Negotiable instrument [ ] Mixed Securities [ ]

TOTAL ISSUED $118.500.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $118.500.000.000
SERIES ISSUED 1
NOMINAL VALUE $118.500.000.000

PLACEMENT TERM INITIAL DATE 7 / 4 / 2006 (D M Y) ENDING DATE 7 / 4 / 2026 (D M Y)

II.

PLACEMENT INFORMATION

AMOUNT PLACED IN THE MONTH: TOTAL ACCRUED OUTSTANDING: $118.500.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	AMOUNT $	TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	% PLACED	% PENDING	DATE OF NOTICE (D/M/Y)
TOTAL							

DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	PLACED $	BUYERS	PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
TOTAL		TOTAL	

CESAR AUGUSTO RAMIREZ ROJAS
GENERAL MANAGER **SIGNATURE**

SANDRA LILIANA ROMERO B
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 98164-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

0020-2-

Doctor
CLAUDIA MERCEDES ROSELLÓ DÍAZGRANADOS
Chief, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report Second Quarter of 2006

Dear doctor Claudia Mercedes:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through June 30, 2006.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
0025, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH JUNE 30, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	143,440,197,554	2,175,627,375	390,060,295	6,361,796,268
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415	14,965,174,521			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	14,445,875,707			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	37,295,100,787			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	83,073,912,897			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS ANS SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	-12,992,574,758			
	999	SUBTOTAL	280,227,686,707	2,175,627,375	390,060,295	6,361,796,268

ATTACHMENT S-19

FORM 181 RESIDENTIAL PUBLIC UTILITIES

ACCOUNTS PAYABLE BY AGES
THROUGH JUNE 30, 2006

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	717,432,359,260				
	015	FINANCIAL OBLIGATIONS - 230000	519,725,736,037				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	62,225,275,573				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	43,861,087,437				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	89,931,780,521				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	3,089,267,096				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	32,788,417				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	5,448,335,296				
	070	ADDED VALUE TAX - IVA - 2445	811,135,196				
	075	ADVANCES RECEIVED - 2450	3,558,651,050				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	12,531,315,600				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	73,641,116,282				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	6,030,197,746				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000					
	115	ESTIMATED LIABILITIES - 270000	157,662,266,475				
	120	OTHER LIABILITIES - 290000	188,101,079,072				
	999	TOTAL LIABILITIES	1,884,082,391,058				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH JUNE 30, 2006

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569,472,561	59.299%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102,582,317	10.682%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	45,662,800	4.755%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	2	8999990823	17,535,441	1.826%
	005	PENSION FUND HORIZONTE	2	8002319671	16,081,162	1.675%
	006	PENSION FUND SANTANDER	2	8002248278	12,662,796	1.319%
	007	MANDATORY PENSION FUND COLFONDOS	2	8002279406	10,729,664	1.117%
	008	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	4,850,100	0.505%
	009	**MANDATORY PENSION FUND PORVENIR**	2	8002248088	3,685,519	0.000%
	010	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	3,109,375	0.324%
	011	PENSION FUND PROTECCION	2	8001982815	2,650,912	0.276%
	012	INVESTMENT FUND ACCION	2	8001759243	2,260,383	0.235%
	013	SEVERANCE PAYS FUND HORIZONTE	2	8001895298	2,183,007	0.227%
	014	CUBIDES OLARTE HENRY	1	1094204	1,849,129	0.193%
	015	CAXDAC-VEJEZ	2	8600073798	1,577,668	0.164%
	016	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	2	8300252038	1,436,061	0.150%
	017	SEVERANCE PAYS FUND SANTANDER	2	8001590851	908,653	0.095%
	018	U.VILLEGAS Y CIA S.C.A.	2	9000116334	872,453	0.091%
	019	EMERGING MARKETS INVR OMNIBUS	2	8002180292	780,750	0.081%
	020	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	738,726	0.077%
	021	REPURCHASED ORDINARY SHARES			0	0.000%
	090	Other shareholders with less participation			158,712,206	16.527%
	999	Subtotal Common Shares			960,341,683	**100.0%**
02	001	Shareholder with preferred dividend 1			0	
	002	Shareholder with preferred dividend 2			0	
	....	....				
	020	Shareholder with preferred dividend 20			0	
	021	REPURCHASED PREFERRED SHARES			0	
	090	Other shareholders with less participation			0	
	999	Subtotal Preferred Shares without Voting Right			0	
03	001	Shareholder with priviledged shares 1			0	
	002	Shareholder with priviledged shares 2			0	
	....	....				
	020	Shareholder with priviledged shares 20			0	
	021	REPURCHASED PRIVILEDGED SHARES			0	
	090	Other shareholders with less participation			0	
	999	Subtotal Priviledged Shares			0	
04	999	Total Outstanding Shares			960,341,683	
05	999	TOTAL REPURCHASED SHARES			0	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR

INVESTMENT DISCRIMINATION BY RECEPTOR AGENT

THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
						SHARES						
			I.D. TYPE (1)	IDENTIFICATION (2)	RELATION TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	345,645	0	0	345,645	65.00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	106,007	0	0	106,007	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	0	0	0	0	75.04	0	0
	004	ISA-PERU	2	20501844986	F	22,229	0	0	22,229	28.07	0	0
	005	REP	2	2050464504	F	120,529	0	0	120,529	30.00	0	0
	006	ISA-BOLIVIA	2	10772588	F	30,898	0	0	30,898	51.00	0	0
	007	XM S.A. E.S.P.	2	9000428571	F	15,048	0	0	15,048	99.73	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	13,166	0	0	13,166	12.50	0	0
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				**653,520**			**653,520**			

NOTE: (1) **The identification type corresponds to the statement in Record Type-8**

(2) **Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.**

(3) **F: Affiliate, S: Subsidiary, C: Commercial**

($) **The amount must be reported in Colombian pesos**

The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT THROUGH JUNE 30, 2006

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			APRIL	MAY	JUNE
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	55,553,931	56,079,575	60,225,067
	010	PAYMENTS TO SUPPLIERS	4,624,337	5,175,568	4,750,038
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5,759,520	6,141,154	11,006,494
	020	PAYMENTS FOR PRODUCTION EXPENSES	417,254	517,440	613,802
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	3,430,573	3,359,814	5,312,605
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	53,224,984	53,298,235	54,531,178
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	26,146,802	58,930,014	51,266,644
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	0	0	1,743,590
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-26,146,802	-58,930,014	-49,523,055
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	3,530,485	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	266,577	-3,261,462	177,063
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	266,577	-3,261,462	177,063
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-25,880,225	-62,191,476	-49,345,992
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	200,267,150	120,684,021	77,387,571
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	131,827,135	0	73,969,469
	030	INTEREST PAID ON LOANS	19,181,268	7,045,000	12,817,327
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	28,810,221	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	20,448,526	113,639,021	-9,399,225
06	005	CASH INCOME FOR OTHER CONCEPTS	-77,275,958	2,234,185	77,717,102
	010	CASH OUTAGES FOR OTHER CONCEPTS	46,756,559	99,614,246	72,203,412
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-124,032,517	-97,380,062	5,513,690
07	999	**TOTAL CASH NET INCREASE**	-76,239,232	7,365,719	1,299,651
08	005	BEGINNING CASH	138,228,624	42,104,640	49,470,359
09	005	END CASH	42,104,640	49,470,359	50,770,010

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	67561	960341683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	67561	960341683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.39996	13.68971
	010	% THAT REPRESENTS COMPANIES	1.6	86.31
	999	TOTAL	100	100
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.39664	1.06074
	010	% THAT REPRESENTS LOCAL INVESTORS	99.60336	98.93926
	999	TOTAL	100	100
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.27	81.11
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99.46572	16.77168
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.26714	2.11839
	999	TOTAL	100	100
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	67558	242624005
	010	3.01 % - 10.00 %	1	45662800
	015	10.01 % - 20.00 %	1	102582317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569472561
	999	**TOTAL**	67561	960341683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	36726	21676394
	010	1001-5000	26183	52117362
	015	5001-10000	2745	18587101
	020	10001-50000	1659	31516186
	025	50001-100000	125	8496303
	030	100001-500000	90	18735968
	035	MORE THAN 500000	33	809212369
	999	**TOTAL**	67561	960341683

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY
AND OTHER ENTRIES THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2,944.18
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,763.66
	020	PROFIT PER SHARE	162.65
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	115,241,001,960
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	115,241,001,960
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	120
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	April 19, 2006
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	669
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	41,819,330,250
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	220,779,363,651
	020	CREDIT PURCHASES IN FOREIGN MARKETS	101,524,249,415
	999	TOTAL PURCHASES	322,303,613,066
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	336,589,190,168
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	11,173,801,799
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	347,762,991,967
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	20,562,900,661	120100
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	21,723,978,994	120200
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0	120300
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0	120600
	025	EQUITY INVESTMENTS - COST METHOD -1207	13,165,590,073	120700
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	646,643,327,230	120800
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0	120900
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0	121100
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0	121200
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0	122000
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	-396,897,855	128000
	999	SUBTOTAL, INVESTMENTS	**701,698,899,103**	
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0	
	010	PREVIOUS FISCAL YEAR - 1310	0	
	015	DIFFICULT COLLECTION - 1315	0	
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0	
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**	
03 DEBTORS	005	NON-TAX INCOME -1401	0	140100
	010	CONTRIBUTION AND QUOTES - 1402	0	140200
	015	PARAFISCAL INCOME - 1403	0	140300
	020	SPECIAL FUNDS - 1404	0	140400
	025	SALE OF GOODS - 1406	0	140600
	030	RENDERING OF SERVICES - 1407	0	140700
	035	PUBLIC UTILITIES - 1408	152,367,681,492	140800
	040	HEALTH SERVICES - 1409	0	140900
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0	141000
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0	141100
	055	TRANSFERS RECEIVABLE - 1413	0	141300
	060	LOANS GRANTED - 1415	14,965,174,521	141500
	065	GOVERNMENT LOANS GRANTED - 1416	0	141600
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0	141700
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0	141800
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	14,445,875,707	142000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	37,295,100,787	142200
	090	DEPOSITS DELIVERED - 1425	0	142500
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0	142700
	100	GURANTEES FUND - FOGAFIN - 1428	0	475800
	105	GUARANTEES FUND - FOGACOOP - 1429	0	142900
	110	OTHER DEBTORS - 1470	83,073,912,897	147000
	115	DIFFICULT COLLECTION DEBTS - 1475	0	147600
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0	147600
	125	PROVISION FOR DEBTORS (CR) - 1480	-12,992,574,758	148000
	999	SUBTOTAL DEBTORS	**289,155,170,645**	
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0	
	010	MATERIALS IN TRANSIT - 1704	0	
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0	
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0	
	025	HISTORICAL AND CULTURAL GOODS - 1715	0	
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0	
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0	
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**	
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0	
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0	
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0	

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0	
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0	
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR) 1825	0	
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0	
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0	
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0	
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0	
	999	SUBTOTAL RESOURCES	**0**	
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	4,868,522,498	190500
	010	DEFERRED CHARGES - 1910	112,090,964,869	191000
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0	191500
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	92,098,399	192000
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	-36,686,903	192500
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0	192600
	035	ASSETS RECEIVED IN PAYMENT - 1930	15,039,781,195	193000
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	-8,747,601,881	193500
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0	194000
	050	ASSETS ACQUIRED IN LEASING- - 1941	0	194100
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0	194200
	060	RESPONSIBILITIES - 1950	476,714	195000
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	-476,714	195500
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0	196000
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0	196500
	080	INTANGIBLES - 1970	90,175,806,660	197000
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	-44,526,867,335	197500
	090	PRINCIPAL AND SUBORDINATE - 1995	0	199500
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0	199600
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0	199700
	105	REAPPRAISALS - 1999	1,133,703,566,306	199900
	999	SUBTOTAL OTHER ASSETS	**1,302,659,583,808**	
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0	
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0	
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0	
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0	
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**	
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0	220200
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0	220300
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0	224000
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0	224100
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0	224500
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0	224600
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0	226000
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0	226100
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0	226200
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	-11,780,468,167	226300
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0	226600
	060	INTEREST ON SHORT-TERM GOV. LOANS	0	226700
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0	226800
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0	226900
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0	228000

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0	228100
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0	228600
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0	228700
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**-11,780,468,167**	
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	-75,787,242,816	230100
	010	CREDITS OBTAINED - 2302	-438,741,963,072	230200
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303		230300
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0	231500
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320		232000
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	-5,196,530,149	232200
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0	232300
	999	SUBTOTAL FINANCIAL DEBENTURES	**-519,725,736,037**	
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-62,225,275,573	240100
	010	TRANSFERS - 2403	0	240300
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-43,861,087,437	240600
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0	241500
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0	242000
	030	CREDITORS - 2425	-89,931,780,521	242500
	035	GRANTED SUBSIDIES - 2430	0	243000
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-3,089,267,096	243600
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	-32,788,417	243700
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-5,448,335,296	244000
	055	VALUE ADDED TAX - VAT - 2445	-811,135,196	244500
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-3,558,651,050	245000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	-12,531,315,600	245500
	070	LEGAL CREDITS - 2460	0	246000
	075	REWARDS TO BE PAID - 2465	0	246500
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0	247000
	085	OTHER ACCOUNTS PAYABLE - 2490	-73,641,116,282	249000
	999	SUBTOTAL ACCOUNTS PAYABLE	**-295,130,752,469**	
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-6,030,197,746	250500
	010	RETIREMENT PENSIONS PAYABLE - 2510	0	251000
	015	SOCIAL SECURITY IN HEALTH - 2550	0	255000
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0	256000
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0	257000
	999	SUBTOTAL LABOR LIABILITIES	**-6,030,197,746**	
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0	
	010	SECURITIES ISSUED - 2630	0	
	999	SUBTOTAL BONDS	**0**	
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-16,597,349,756	290500
	010	ANTICIPATED INCOME RECEIVED - 2910	-884,098,302	291000
	015	DEFERRED CREDITS -2915	-170,619,631,013	291500
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0	292100
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0	292200
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0	299600
	999	SUBTOTAL OTHER LIABILITIES	**-188,101,079,072**	